Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
DECEMBER 15, 2002

(Calgary, November 21, 2002) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today the cash distribution payable December 15, 2002 will be Cdn$0.20 per trust unit. This distribution is the first payable to unitholders who participated in the recent offering of 20.1 million trust units. The ex-distribution date is November 28, 2002 and the record date is December 2, 2002.

This December 15, 2002 distribution represents income earned for the month of October, 2002. Included in the calculation of distributable income are certain one time financing costs associated with the recent purchase of producing oil and natural gas assets in northeastern British Columbia. For purposes of the December 15, 2002 distribution and in light of these one time financing costs, Pengrowth has deferred the previously announced 10% holdback of distributable income for future capital obligations.

Cash distributions paid over the past 12 months now total Cdn$1.93 per trust unit.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191